FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period ended July 31, 2003

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

                [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒         Form 40-F ☐

                [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                    No ☒

                [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date:	19 December 2003	By:	/s/ Robert S. Singer
		Name:	Robert S. Singer
		Title:	Chief Financial Officer